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                                                            Filed by: EGL, Inc.

                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rule 14a-12 of
                                            the Securities Exchange Act of 1934

                              Subject Company: Circle International Group, Inc.
                                                 Commission File No.: 000-08664

                                                     Subject Company: EGL, Inc.
                                                 Commission File No.: 000-27288

           The following letter will be distributed to associates of EGL, Inc. and Circle International Group, Inc. on or about July 3, 2000:

July 3, 2000

To All Eagle and Circle Associates:

                          "EAGLE AND CIRCLE TO MERGE"
                          ---------------------------

We are excited to share with you news of an important development that will have a positive impact for our future success in the transportation industry. Eagle Global Logistics has entered into an agreement to combine with Circle International Group, Inc. By combining Eagle's strong U.S. position with Circle's strong international presence, we become a worldwide leader in the domestic and international transportation and logistics business.

Together, both companies will become the "one-stop global logistics solution" for our customers. The most valuable asset in this business is our people and their keen ability to provide a high level of service to our customers. The combined organization will focus on retaining our base of highly skilled professionals. We anticipate few changes in personnel and will work together for a seamless transition as we move forward. Our companies will continue to stress the importance of continuous employee development and this merger will provide tremendous opportunities for employee advancement.

Technology development and infrastructure is a critical element of our companies' success. We will leverage our technology systems to develop a worldwide platform of logistics information to serve the needs of the most demanding customers. These investments in technology will provide a strong base for future growth in North America and our worldwide markets. Both Eagle and Circle have a strong financial base with little debt and strong cash flow for future expansion.

This new partnership goes to the heart of the strategic focus of both companies
- serving our customers on a global basis. Eagle and Circle are perfect complements to one another. Circle's 100-year track record provides a foundation as a leader in international air and ocean transportation and customs brokerage, with over 3 million square feet of

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3PL materials management and distribution operations in 300 logistic centers in more than 100 countries. Eagle's primary strength lies in the domestic arena, operating 79 of its 92 terminals in North America. Eagle is the United States' largest and fastest growing domestic heavy-weight airfreight forwarder. Eagle contributes a strong and well-established sales culture, which complements and supports Circle's focus on sales and growth of revenue. The combination of these two companies broadens our geographic reach in both service and sales, and immediately positions us as a leader in the transportation industry.

Details for integration will be worked out over the next few months by a team comprised of individuals from both companies. Although questions undoubtedly remain, please rest assured this team will be addressing integration topics and concerns as we move forward, with the goal to provide more opportunities for our employees, enhanced services for our customers and to make this new company the undisputed leader in heavy-weight global transportation and logistics services.

As the details of this transaction are worked out, we are committed to keeping all employees informed and up-to-date. Information will be available on the company's Intranet for Eagle employees and will be emailed to Circle employees. In addition, we are setting up methods for employees to secure additional information. Employee information sharing sessions will be held during the week of July 3, 2000. Until then, Circle employees may contact human.resources@circleintl.com. Eagle employees should contact hrinfo@eagleusa.com. To find out more information about each company please review our Web sites at: http://www.eagleusa.com and http://www.circleintl.com. If you receive any calls from the media, please direct them to Michael Slaughter (281-618-3428) at Eagle or Gary Frantz at (415-978-0650) at Circle.

Your dedication and hard work have driven the success of our companies and enable us to leverage our combined resources. We look forward to ensuring continued profitable growth for both organizations and creating opportunities for each of you to expand and develop professionally.

Sincerely,


/s/ James Crane                                 /s/ Peter Gibert

James Crane,                                    Peter Gibert
Chairman and CEO, Eagle                         Chairman and CEO, Circle


                                INVESTOR NOTICE

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statement when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at http://sec.gov and from the EGL and Circle contacts listed above. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle contacts listed above.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.